As filed with the Securities and Exchange Commission on June 30, 1997
                                               SEC Registration No. 33-
 ---------------------------------------------------------------

                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                            FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                         NEWRIDERS, INC.
                      ----------------------
          (Name of Small Business Issuer in its Charter)

            Nevada                             77-0390222
  ---------------------------------   ------------------------------
  (State or Jurisdiction              (IRS Employer Identification
     of Incorporation)                             Number)

               1040 East Herndon Avenue, Suite 102
                    Fresno, California  93720
                          (209) 447-4557
        --------------------------------------------------
  (Address, Including Zip Code, and Telephone Number, Including
     Area Code, of Registrant's Principal Executive Offices)

   Securities to be registered under Section 12(b) of the Act:

                       None                         None
         ------------------------       ------------------------------
           Title of each Class          Name of each exchange on which
           to be so registered          each class is to be registered


         -----------------------------------------------
  Securities to be registered under Section 12 (g) of the  Act:

                  Common Stock, $0.001 par value
              --------------------------------------
                         (Title of Class)

                            Copies to:
                    Robert N. Wilkinson, Esq.
                  Suite 900 - Gateway Tower East
                       10 East South Temple
                   Salt Lake City, Utah  84133
                          (801) 530-7370
                        Fax (801) 364-9127


------------------------------------------------------------------------








--------------------------------------------------------------------------
          INFORMATION REQUIRED IN REGISTRATION STATEMENT

                              PART I
--------------------------------------------------------------------------

Item 1.  DESCRIPTION OF BUSINESS

General
-------

     Newriders, Inc., a Nevada corporation, and Newriders Limited, a California corporation entered into a Plan of Reorganization on June 28, 1996, whereby Newriders, Inc. acquired 100% of the outstanding Common Stock of Newriders Limited in exchange for issuing 13,250,000 shares of the common stock of Newriders, Inc. to the former shareholders of Newriders Limited. Newriders, Inc. was incorporated in the State of Nevada on July 13, 1995 under the name of American Furniture Wholesale, Inc. In connection with the acquisition of Newriders Limited, American Furniture Wholesale, Inc. amended its Articles of Incorporation effective July 1, 1996 to change its name to Newriders, Inc. Throughout this document the "Company" or "Newriders" shall mean the combined entities of Newriders, Inc. and its subsidiary, Newriders Limited.

     Newriders Limited owns and operates an Easyriders Cafe Restaurant, an Easyriders Apparel and Merchandise Store, and an Easyriders Motorcycle and Accessory Shop all from its Fresno, California location. In May 1997, the Company opened its second location in Myrtle Beach, South Carolina, which
consists of an approximately 8,900 square foot cafe and apparel store.   A
separate motorcycle sales and service facility is under construction in Myrtle Beach, South Carolina. The Company plans to open three locations or Units in 1998. A "Unit" will generally include an Easyriders Cafe Restaurant and an Easyriders Apparel and Merchandise store. In some instances it may also include an Easyriders Motorcycle and Accessory Shop.

     Newriders is a party to franchise agreements with Easyriders Franchising, Inc., a California corporation, and a subsidiary of Paisano Publications, the publisher of "Easyriders Magazine", to operate Easyriders apparel, motorcycle and accessory shops and the right to use the name Easyriders in connection with their operation. (See "Franchise Agreement" attached as Exhibit 6.1).

     The Company's theme restaurants, Easyriders Cafe in Fresno, California and in Myrtle Beach, South Carolina, provide a unique dining and entertaining experience in a high-energy environment, that capitalizes on the universal appeal of Harley-Davidson Motorcycles, "Easyriders Magazine", and the "Born to be Wild" lifestyle that is emphasized. The integrated retail apparel and merchandise stores offer a broad selection of premium-quality merchandise displaying the Company's logos. The "Easyriders" name and distinctive logo design have become widely-recognized trademarks in the world over the last twenty five years.

     The Company's Units will offer high-quality, popular cuisine, excellent service and an ongoing atmosphere of excitement created by combining unique layouts and decor with motorcycle and Easyriders memorabilia, and live entertainment consisting of Blues, Old Rock and other popular music.

     The Company's objectives are to enhance and expand the applications of its existing operations. Its primary strategy in pursuing these objectives is to increase the number and geographic diversity of its Units to generate even greater consumer enthusiasm for its theme concept. The Company believes that there are significant opportunities for additional Easyriders Cafe Units, particularly in high tourist markets, both domestic and international. In addition, the Company intends to seek joint ventures and licensing agreements that will capitalize on the public awareness of its restaurants, apparel and merchandise Units, motorcycle shops and its brands, through a variety of items under the Easyriders brand, including its own beer and wine.

The Company's Restaurant - Merchandise Store Concept
----------------------------------------------------

     The key elements of the Company's restaurant merchandise store concept are as follows:

     Broad-based theme. The Company focuses on a theme that it believes has developed into universal appeal. The Harley-Davidson Motorcycle and Biker theme has grown to great acceptance over the last twenty five years. Bikers are no longer considered the renegade outlaws of the past, but are more commonly affluent middle and upper class men and women who enjoy the freedom and excitement of the sport.

     Distinctive design features. The Company plans to characterize its Units with dramatic physical design and layout, which typically will have striking facades intended to attract attention. The Units also expect to gain attention from rows of patron motorcycles typically parked outside of the restaurants.

     High profile locations. The Company intends to select its Unit locations based on their proximity to popular attractions or areas in major tourist markets. The Company expects to open Units following the markets of the "Hard Rock Cafe" and "Planet Hollywood".

     Celebrity participation. The Company hopes to distinguish its Units by the promotional activities of selected celebrities and by the significant media coverage of appearances by celebrities at each Unit's grand opening and at special events thereafter.

     Extensive retail merchandising. Each Unit will include an integrated retail store offering premium quality merchandise displaying the Company's distinctive brands and proprietary and licensed logo designs. Merchandising provides additional off-site promotion of the Company's brands. The Company's merchandise sales yield higher operating margins than do its food and beverage sales.

     Quality food. Each Unit serves freshly prepared, high quality, popular cuisine designed to appeal to a variety of tastes and budgets with an emphasis on reasonably priced signature items and items of particular appeal to the local market.

     Quality and excellent service. In order to maintain its unique image, the Company provides attentive and friendly service with a high ratio of service personnel to customers, and invests heavily in the training and supervision of its service personnel.

      The Company hopes to achieve an average of $500 in annual sales per square foot for each of its Units. The cost of the first Unit in Fresno, California, which includes the Easyriders Cafe Restaurant, the Apparel and Merchandise Store, and the Motorcycle Shop was approximately $1,200,000. The cost of the Myrtle Beach, South Carolina Easyriders Cafe and apparel store was approximately $1,200,000. The Company estimates that new Units of similar size will cost approximately $600,000 to $800,000 each.

Layout and Design
------------------

     The Company anticipates that its Units will generally range in size from approximately 7,500 to 20,000 square feet and in seating capacity from 140 to 400 persons. Each Easyriders Cafe Restaurant Unit will feature authentic motorcycle memorabilia, such as a replica of Peter Fonda's motorcycle "Captain America" from the 1960's cult flick "Easyrider", which is displayed in the Fresno, California Unit, and the actual motorcycle that holds the land speed record which is on display in the Myrtle Beach, South Carolina Unit. Other props and custom Harley-Davidson and Indian Motorcycles are displayed in the restaurant and will be displayed in future restaurants. The Units will also display prints and original works of art that feature the "Biker" theme. The restaurant also has recorded music and live bands that entertain until 2:00 a.m. Moreover, a dance floor is available for those that wish to "trip the light fantastic".

Site Selection
--------------

     The Company intends to locate its Units at high profile sites in major tourist markets and key urban centers. The Company will seek markets already established by other theme restaurants such as the "Hard Rock Cafe" and "Planet Hollywood", for example. The major metropolitan areas domestically and internationally are all potential sites for new locations. The Company believes that tourists will comprise a majority of its customers at most locations, particularly during the summer months and holiday seasons. By locating Units in high profile, heavy traffic areas, the Company is able to attract both destination customers as well as passers-by who are drawn to the Units' unique facades, the rows of patrons motorcycles typically parked outside and the exciting environment. Proper site selection is essential to the success of a Unit, and the Company devotes significant time and resources to analyzing each prospective location. In addition to assessing demographic information for each prospective site, management considers factors such as visibility, traffic patterns, accessibility, proximity to entertainment centers and theme parks and other tourist attractions, the area's restaurant competition and average income levels for the area. Once a particular city has been approved for a Unit, real estate brokers and agents are hired to locate appropriate and available locations on reasonable terms and conditions.

Merchandising
-------------

     Each Unit's retail store will offer premium-quality fashion merchandise, such as jackets, T-shirts, sweatshirts, hats, pants, leather jackets, vests, pants, gloves and other leather items. Each store will also offer Harley-Davidson and Easyriders patches, pins, key chains, bandannas, glasses, watches, jewelry, and a variety of other souvenir and everyday items. Those items not on display at the store are available from the Easyriders Roadware Apparel Catalog which lists hundreds of items, and is available to shoppers and diners from their table. The merchandise can be purchased only at the Units or at other Easyriders Apparel Franchise Units that prominently display that Unit's colorful and distinctive trademark and logo design and typically the name of the city in which the Unit is located, which enhances the collectible nature of the items. Each Unit's mix will vary to meet the demand of the particular tourist market in which the Unit is located. The Company's merchandise sales yield higher operating margins than do its food and beverage sales and provide additional off-site promotion for the Company.


Menu
----

     The Company's Units offer generous portions of a wide variety of popular foods with a California-American and Mexican cuisine emphasis; such as steak, rotisserie chicken, ribs, burgers, sandwiches, pastas, sea food, salads, grilled platters and a variety of appetizers and desserts. All new menu items are chosen on the basis of sales popularity, ease of preparation and profitability. The food is of the highest quality and prepared fresh daily according to recipes created by the Company. Menu items will generally be the same at all Units, with certain specialties in each market to accommodate local preferences. Prices typically range from $1.75 to $6.95 for appetizers, $2.95 to $7.50 for salads, $3.25 to $5.25 for burger plates, $5.75 to $21.95 for entrees and $2.50 to $4.75 for desserts. A full bar service makes available specialty alcoholic and nonalcoholic drinks and an impressive wine list. The Company is also marketing its own private label beer and wine. The Company expects that alcoholic beverage sales generally will range from 30% to 40% of a Unit's total food and beverage sales, depending on the market.

Service
-------

     The Company emphasizes excellent customer service in order to make each patron's visit an enjoyable, memorable experience. The Company is committed to providing its customers prompt, friendly, attentive service. Accordingly, it maintains a high ratio of service personnel to customers and will staff each Unit with an experienced management team to ensure that its high service standards are maintained. New employees are trained by experienced employees who are familiar with the Company's policies and newly promoted or recently hired managers must complete a training program prior to commencing their duties.

Unit Locations and Expansion
----------------------------

      As of December 31, 1996, the Company operated one Unit located in Fresno, California. The Fresno, California Unit opened on May 1, 1996, and consists of an Easyriders Cafe Restaurant, Easyriders Roadware Apparel Store, and an Easyriders Motorcycle and Accessory Shop. The Company opened its second Easyriders Cafe Unit at "Broadway at the Beach" in Myrtle Beach, South Carolina, in May 1997. The Company plans on opening a total of three Units in 1998 and three to six in 1999. Future cities being considered for Units include: Newport Beach, California; San Diego, California; Orlando, Florida; Las Vegas, Nevada; Miami, Florida; New York, New York; San Francisco, California; Dallas, Texas; Chicago, Illinois; New Orleans, Louisiana; Atlantic City, New Jersey and Washington, D.C.

     There can be no assurance, however, that the Company will meet its plans to open three Units in 1998 and an additional six Units in 1999. The Company's growth will depend on such factors as its profitability and its ability to raise additional capital and/or borrow additional funds.

     The Company anticipates that all Company-owned Units will be located on leased sites. The Fresno Unit is leased for five years with renewal options. The Myrtle Beach Unit is leased for ten years.

     Management generally will seek out to operate future sites as Company-owned Units rather than franchise or joint venture arrangements. However, the Company expects to pursue franchise and joint venture arrangements in the future primarily in international markets where the local region presents certain political or economic risks, where an association with local owners would be advantageous due to their market expertise or connections with the local business and industry, or where required by local laws.

Advertising and Promotion
-------------------------

     The Company believes it will attract new customers through word-of-mouth, the visibility of its branded merchandise, radio and print advertising, extensive coverage in "Easyriders" magazine, billboards and the broad based media coverage typically associated with grand openings of new Units due to the anticipated attendance of celebrities. The Company is fortunate to have Mr. Michael T. Purcell leading the Company as Chairman of the Board of Directors and President. Mr. Purcell has served as President and Chief Executive Officer of Purcell Advertising, formerly known as Purcell Appling and Associates, one of Fresno County's leading advertising agencies and marketing consulting firms, since 1987. (See "Management"). Purcell Advertising currently provides advertising services for the Company and may continue to provide such services in the future. No written agreement has been entered into with Purcell Advertising. However, the Company will pay fees normally charged by Purcell Advertising for such services. In connection with Unit openings, local public relations firms will be retained to generate local interest, and industry magazines and television shows are alerted to the upcoming potential "photo opportunities" with celebrities. The Company also hosts and will continue to host fund-raising parties for local charities at its Units.

Franchise Agreement - Easyriders
--------------------------------

     The Company has entered into franchise agreements with Easyriders Franchising, Inc., a California Corporation ("Franchisor") which has developed a business operational program or system that is identified by the mark "EASYRIDERS". It consists of a business for the retail sale of motorcycle apparel such as shirts, jackets, belts, boots and related clothing. It also includes the retail sale of parts and related hard goods and services in the repair and customization of motorcycles. It has further developed certain operating and accounting systems for use by the Company as a franchisee.

     Under the franchise agreements, the Company is granted the exclusive territorial areas of Fresno, California and Myrtle Beach, South Carolina in which to operate the business and the Franchisor agrees to not enfranchise or operate another facility within those areas, but it retains the right to do so in other areas. Franchisor also retains the right to sell its clothing and hard goods in the territories in a variety of ways described in the agreements such as catalog sales and mobile retail showrooms at various public events.

     The Fresno franchise agreement, dated November 30, 1994 has an initial term of five years. The Company has the option to renew the franchise agreement under its then current form for three additional periods of five years each, subject to compliance with conditions which give the Franchisor considerable leeway in agreeing to the renewal.

     The Myrtle Beach franchise agreement dated January 4, 1996 has an initial term of five years. The Company has the option to renew the franchise agreement under its then current form for three additional five year periods, subject to restrictions similar to those in the Fresno, California franchise agreement.

     The franchise is limited to specific locations as approved by the Franchisor. While the Company is responsible for the purchase or lease of the site, the Franchisor has strict provisions concerning the design, decor, equipment, and advertising of the site. It also requires the Company to periodically make reasonable capital expenditures to remodel or redecorate during the term of the agreement. The Fresno site is the first and the one and only Easyrider authorized cafe now in existence.

     The Franchisor will provide training to the Company's manager(s) and assistance in opening the business, at the cost of the Company. If the Franchisor, in its sole discretion, determines that the Company cannot complete the training program satisfactorily, the Franchisor can terminate the franchise agreement. The Franchisor will provide training to previously trained or newly hired personnel during the term of the franchise agreement.

     The franchise agreements allow the Company to use the various service and trademarks owned by the Franchisor and its affiliates, Paisano Publications, subject to very specific rules concerning display of the marks.

     All advertising of any nature must be submitted to the Franchisor for approval. The Company is required to spend a specific percentage of its revenues on local advertising. It also contributes an additional percentage of its revenues on local advertising. It also contributes an additional percentage of specified revenues to an advertising fund utilized by the Franchisor to promote the products in media that is not specific to the Company.

     The Company has paid a franchise fee of $5,000 and is obligated to pay, weekly, a Continuing Services and Royalty Fee based on revenues or profits, as defined in the franchise agreement. Failure to make all payments due the Franchisor on a timely manner is grounds for termination of the franchise agreement.

     The Company is required to maintain accounting records as specified by the Franchisor and to provide financial statements quarterly and annually to the Franchisor. The Franchisor has a right to audit the records of the Company and under certain circumstances the Company will be required to pay for the audit.

     The Company is obligated to sell only motorcycle apparel and paraphernalia such as shirts, jackets, parts and related hard goods in the apparel store and motorcycle shop. The Franchisor will provide a list of approved manufacturers, suppliers, and distributors authorized for the Company to purchase its inventory. If the Company desires to sell items not included on the approved lists it must obtain the permission of the Franchisor.

     The Franchisor has the right of first refusal if the shareholders of the Company should decide to sell the Company, or the business and its assets to another party.

Unit Operations and Management
-------------------------------

     The Company will strive to maintain quality and consistency in its Units through careful training and supervision of personnel and the establishment of standards relating to food and beverage preparation, maintenance of facilities and conduct of personnel. The on site management for all Company-owned Units will consist of a general manager, assistant general manager, kitchen manager, merchandise manager, and several floor managers, who collectively are responsible for every aspect of the Unit's operation. Units that maintain a motorcycle shop will also have a shop manager. The Company is in the process of developing plans where on-site managers will report to regional managers located in the regions divided as Western, Mid-Western, and Eastern United States.

     In an effort to ensure that its employees properly implement the Company's commitment to consistent high-quality, popular food and friendly and attentive service, the Company has developed manuals regarding its policies and procedures for all aspects of Unit operations, including food handling and preparation and dining room and beverage service operations. New employees are trained by experienced employees who have demonstrated their familiarity with the ability to consistently implement Company policies. The Company continually evaluates and tests employees on job-related skills in order to provide the highest quality of customer service. In addition, hourly employees who demonstrate a positive business attitude along with leadership skills are encouraged to proceed into management training.

Purchasing and Distribution
----------------------------

     The Company's management negotiates directly with suppliers of food and beverage products to try to achieve uniform quality and freshness of food products in its Units and to obtain competitive prices. New Units will purchase a majority of its needs from a list of pre-approved local producers and wholesalers. Management believes that its food and beverage products are available from alternate sources and suppliers.

     The Company's merchandise is procured from a variety of sources, however, a majority of the items are provided from the "Easyriders Roadware Catalog" and are subject to the Franchise Agreement. The items are chosen on the basis of cost and reliability of a supplier. The majority of all the items, from T-shirts and sweatshirts to leather and denim jackets, to key chains and jewelry are manufactured in the United States.

     Currently, merchandise is shipped directly to the Units in Myrtle Beach, South Carolina and Fresno, California, where ample space is available for storage. In the future, and as the Company grows, it is anticipated that a centralized warehouse location will distribute the merchandise to each Unit. Management will maintain strict control over the quality of merchandise sold in domestic and foreign Units.

Competition
-----------

     The restaurant and retail merchandising industries are affected by changes in consumer tastes and by international, national, regional and local economic conditions and demographic trends. Changes in discretionary spending priorities, traffic patterns, tourist travel, weather conditions, employee availability and the type, number and location of competing restaurants also directly affect the performance of an individual Unit. Changes in any of these factors in the markets where the Company currently operates and will operate Units could adversely affect the Company's results of operations. Moreover, the theme restaurant industry is relatively young, is particularly dependent on tourism and has seen the emergence of a number of new competitors. Established competitors include the "Hard Rock Cafe" and "Planet Hollywood".

     The restaurant and retail merchandising industries are highly competitive based on the type, quality and selection of the food or merchandise offered, price, service, location and other factors. The Company believes its existing Unit and future Units will be distinguished from those of its competitors by their exciting and high energy environments, the anticipated involvement of celebrities, extensive displays of unique memorabilia, high-quality popular cuisine and excellent service. Nevertheless, many well established restaurant companies with greater financial, marketing and other resources than the Company compete with the Company. It is anticipated they will compete with the Company in most markets in which the Company proposes to operate. In addition, some competitors have design and operating concepts similar to those of the Company and it is expected that those competitors will locate their restaurants and stores in close proximity to established competitors such as the "Hard Rock Cafe" and "Planet Hollywood".

Employees
---------

     As of December 31, 1996, the Company employed or leased employees totaling approximately 70 persons, 4 of whom were corporate management, 6 were restaurant and merchandise management personnel, and approximately 60 were employed in non-management restaurant and merchandising operations. The Company's employees are not covered by a collective bargaining agreement, and the Company has never experienced an organized work stoppage, strike or labor dispute. The Company considers relations with its employees to be excellent.

Governmental Regulation
-----------------------

     Alcoholic Beverage Regulation. The Company's existing Units and future Units are subject to licensing and regulation by a number of governmental authorities. The Company is required to operate its Units in strict compliance with federal licensing requirements imposed by the Bureau of Alcohol, Tobacco and Firearms of the United States Department of Treasury, as well as the licensing requirements of the states and municipalities where its Units are located. Alcoholic beverage control regulations will require each of the Company's Units to apply to a state authority and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the current Unit and future Units, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. The Company has obtained all regulatory permits and licenses necessary to operate its Unit that is currently open, and intends to do the same for all future Units. Failure on the part of the Company to comply with federal, estate, or local regulations could cause the Company's licenses to be revoked and force it to terminate the sale of alcoholic beverages at the Units affected. To reduce this risk the Company plans that each Company Unit will be operated in accordance with procedures intended to ensure compliance with applicable laws and regulations. The failure to receive or retain, or any delay in obtaining, a liquor license in a particular location could adversely affect the Company's ability to obtain such a license elsewhere.

     The Company will be subject to "dram-shop" laws that exist in several states. These laws generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to such person. While the Company carries liquor liability coverage as part of its existing comprehensive general liability insurance, there can be no assurance that it will not be subject to a judgment in excess of such insurance coverage or that it will be able to obtain or continue to maintain such insurance coverage at reasonable costs, or at all. The imposition of a judgment substantially in excess of the Company's insurance coverage, or the failure or inability of the Company to obtain and maintain insurance coverage, could materially and adversely affect the Company.

     Other Regulations. The Company's current Unit and future Units will be subject to regulation by federal and foreign agencies and to licensing and regulation by foreign, state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of restaurants and retail establishments. These regulations include matters relating to environmental, building construction, zoning requirements and the preparation and sale of food and beverages. Various federal, foreign and state labor laws govern the Company's relationship with its employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. Significant additional government - imposed increases in minimum wages, paid leaves of absence and mandated health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities could have an adverse effect on the Company. Delays or failure in obtaining the required construction and operating licenses, permits or approvals could delay or prevent the opening of new Units.

     The Federal Americans With Disabilities Act ("ADA") prohibits discrimination on the basis of disability in public accommodations and employment. The Company's current Units are designed to be accessible to the disabled. The Company intends to continue to comply in future Units with the ADA and future regulations relating to accommodating the needs of the disabled, and the Company does not anticipate that such compliance will have a material effect on its operations.

     Future Units which may be established in countries other than the United States will be subject to governmental regulations in the jurisdictions in which they are established principally in respect of sales of liquor, construction of premises and working conditions of employees. The Company does not believe that such regulations will materially adversely affect its business.

Trademarks
----------

     The Company at this time does not have a registered trademark with the United States Patent and Trademark Office. The Company regards its name, "Newriders", and logo as having significant value and as being an important factor in the marketing of the Company's products, and has applied for a trademark registration under its design logo. The "Easyriders" trademark is registered with the United State Patent and Trademark Office and is the property of Paisano Publications, Inc. The Company has the right to use the "Easyriders" trademark pursuant to the Franchise Agreement.

Insurance
---------

     The Company maintains general liability and property insurance. The costs of insurance coverage vary generally and the availability of certain coverage has fluctuated in recent years. While the Company believes that its present insurance coverage is adequate for its current operations, there can be no assurance that the coverage is sufficient for all future claims or will continue to be available in adequate amounts or at reasonable rates.



Litigation
----------

     No material legal proceedings are pending to which the Company or any of its property is subject, nor to the knowledge of the Company are any such legal proceedings threatened. However, as the Company grows, the Company expects to be a defendant from time to time in routine lawsuits incidental to its business, none of which is expected to have a material adverse effect on the Company, individually or in the aggregate.

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Plan of Operation
------------------

     The Company's plan of operation for the next twelve months is to focus on the following:

     1. Refine and continue to improve the profitability of the Fresno and Myrtle Beach sites.

     2. Research, identify and secure up to three additional sites for expansion in calendar 1998.

     The Fresno site has reached a break even level of operation and the Company believes that it will continue to be self sustaining and contribute to the Company's overall profit. The Company's Myrtle Beach site which opened in May 1997, is expected to show a profit from operations for its initial year of operations.

     The Company has reached an arrangement to receive $1,000,000.00 of advertising, goods and services in exchange for the issuance of 400,000 shares of the Company's restricted stock in a private placement. On June 1, 1997, the Company sold $600,000.00 of 10% convertible notes to Offshore Securities Limited in a transaction exempt from registration under the Securities Act of 1933 under Rule 504 of Regulation D. The Company expects to net approximately $500,000.00 from such offering, the proceeds of which will be used to repay the cost of construction of the Myrtle Beach, South Carolina Cafe and for working capital.

     The Company is engaged constantly in market research, menu development, entertainment choices, and thematic presentation, all of which results in a continual refinement and upgrading of the Company's products and services.

     In May 1997, the Company opened the Myrtle Beach site. As a result, the Company has added approximately 80 new employees at Myrtle Beach. While the Company presently does not intend to open stores in addition to Myrtle Beach during 1997, it does intend to open up to three new stores in 1998. However, depending on the timing of various opportunities, the Company may accelerate plans for the 1998 openings into 1997.

Management's Discussion and Analysis of Financial
Condition and Results of Operations.
------------------------------------

     The Company was formed in late 1994. From inception until April 1996 the Company was in the process of developing its operational plan, building the motorcycle shop and building the restaurant and apparel store located in Fresno, California. Moreover, the Company was scouting additional sites for its future Units. The Company's Unit in Fresno has been operational since May 1, 1996 and has a limited operating history.

     The majority all of the Company's funding has been contributed from the initial founders. Approximately $1.5 million of financing came from the founders of the Company in exchange for common stock.

-Liquidity and Capital Needs
---------------------------

     The Company opened its Myrtle Beach, South Carolina location in May, 1997. The Company has identified Fort Lauderdale or Orlando, Florida as the probable location for its third cafe. Substantial expenditures are incurred whenever a new location is opened. This requires substantial cash commitments by the Company. The cash commitments needed to open a third location exceed the Company's available liquid resources. In order open a third location the Company intends to raise approximately $1,500,000 in equity capital. The Company can presently offer no assurance that it will be successful in its capital raising plans. If not successful in raising sufficient equity capital to meet such capital expenditures, the Company may seek loans to finance these anticipated expenses.

     The Myrtle Beach, South Carolina location began generating liquidity and net income immediately upon its opening. However, in order to open additional locations, the Company anticipates that the majority of necessary funds will come from equity capital raising transactions or loans.

    The Myrtle Beach development will be the only capital expenditure anticipated by the Company during 1997.

     Financing for the development and opening of the Myrtle Beach store was obtained largely through raising equity capital. Most of the design and building costs were paid by the Company's agreement to issue 400,000 shares of restricted stock in a private placement with ABS Worldwide, Inc.

     The Company believes that the timing of its opening of the Myrtle Beach store in May 1997, was particularly beneficial to the Company's profitability and success of that location. Not only is May the traditional beginning of the summer tourist season, it is the month in which Myrtle Beach hosts the longest running continuous annual motorcycle rally in the United States. An estimated 50,000 Harley riders converge on the community over a two week period. The Company's theme and products are precisely targeted to this lucrative customer base.

     Myrtle Beach is the highest gross restaurant sales market in the United States and the Company believes its products and services will achieve initial acceptance and success at this location. While the Spring through Fall tourist seasons in Myrtle Beach receive the most traffic, the Winter, featuring a temperature climate, lends itself exactly to the conditions conducive to enjoyment of motorcycle touring. In addition, the Company has already begun an extensive campaign to position itself as a popular place for "locals" who have felt unwelcome in the "corporate" theme restaurants such as "Hard Rock Cafe" and "Planet Hollywood". Thus, the Company believes that the Myrtle Beach location will enjoy robust sales throughout the full year.

-Results of Operations
----------------------

     The Company's sales for the year ended December 31, 1996 were approximately $1,161,520. Net loss for the same period was approximately $1,036,240 or 89% of Sales. The Company's sales were not reflective of any direct marketing or advertising conducted by the Company. The Company to date has spent only a very small portion of funds on advertising or marketing of its restaurants and motorcycle shop. The Company attributes its loss to expenses associated with the opening of its first store and commencement of operations.

    Total Cost of Sales for the year ended December 31, 1996 was $532,487 or 45.8% of Sales.

    The Company's sales for the three months ended March 31, 1997 totaled $455,225. The Company did not open its first location until approximately May 1, 1996. Therefore, the Company had no sales in the three month period ended March 31, 1996. Net loss for the three month period ended March 31, 1997 was $307,530, or $0.02 per share. Total cost of sales for the three months ended March 31, 1997 was $239,476, or approximately 52.06% of sales. Net loss for the three month period ended March 31, 1996 was $32,444. The Company attributes its loss for the three month period ended March 31, 1997 to expenses associated with the preparation, construction and opening of its second location, and to the fact that January and February are generally the slowest months in the seasonal restaurant business.

Item 3.  DESCRIPTION OF PROPERTY.

     The Company presently occupies four properties, described as follows:

     1. Fresno Retail Sites: The Company leases two retail locations in Fresno, California. They are housed in two buildings, separated by a common parking lot. Both are located within one-half block from the intersection of the two main thoroughfares in the City of Fresno and are passed by approximately 60,000 vehicles per day on average. The Cafe and Roadware Apparel store are located in a 7,500 square foot free-standing building at the entrance to a regional shopping center. The Cafe seats 120 in an open, airy, well lighted, modernistic setting, highlighted by a custom made stainless steel flowing bar that accents the room and distinguishes the entire restaurant. Glass, Brick stainless steel, a display kitchen and liberal use of thematic materials highlight the Fresno Cafe and Roadware Apparel store.

     The Fresno Motorcycle Shop is located in a 4,000 square foot area adjacent to the Cafe. It features a modern showroom in which up to 15 new, customized and used motorcycles can be displayed and offered for sale. A full line of after market motorcycle parts is offered. In addition, a complete motorcycle customizing and repair shop is included, in which motorcycles can be repaired, customized or built from the frame up.

     2. Myrtle Beach Sites: The Company occupies two retail locations in Myrtle Beach, South Carolina. The first has been leased at Broadway at the Beach, adjacent to the main entrance and next to an existing Hard Rock Cafe. The site consists of 8,900 square feet and an 800 foot square foot patio and will seat 240. It features a clean, modern motif with three full bars, a display kitchen and entertainment stage. Like the Fresno Cafe, its feel is open, light and airy. An air dam will allow an entire sliding glass wall of the Cafe to be opened during business hours to include the patio within the restaurant. Approximately 800 square feet will be dedicated to the Roadware Apparel store.

     For zoning reasons, the Myrtle Beach motorcycle shop is in a separate location, approximately 1.5 miles from the cafe. The Company has leased a 10,000 square foot free standing building on approximately 2 acres located on a major artery entering the City of Myrtle Beach, South Carolina. It is currently remodeling the facility as a roadware apparel, motorcycle sales, parts and service facility. The Company intends to sublease portions of the building to related businesses such as a custom paint shop and powder coat paint applicator. The Company expects to open the store and shop before the end of 1997.

     3. Corporate Offices: The Company maintains corporate offices in space leased in Fresno, California apart from the retail sites.

     Leases: The Fresno Cafe and Apparel store lease became effective on August 1, 1995. It is a triple net lease with the following rent structure:

          Commencement to 5/31/00         $ 84,000.00 annually
          6/1/00 to 5/31/05                102,000.00 annually
          6/1/05 to 5/31/10                117,120.00 annually
          6/1/10 to 5/31/15                133,740.00 annually

     The motorcycle shop begins at $48,000.00 annually with incremental increases on a percentage basis reflecting the rent increases in the Cafe lease.

     The Myrtle Beach Cafe and Apparel store lease was executed on January 24, 1997. Rent became payable in accordance with the following schedule on April 1 1997 in accordance with the following schedule:

          Commencement to 3/31/98         $ 12,044.38 monthly
          4/1/98 to 3/31/99                 13,248.21 monthly
          4/1/99 to 3/31/02                 17,481.55 monthly
          4/1/02 to 3/31/07                 20,991.63 monthly

     In addition the lease requires payment of percentage rent at the natural break point in the amount of 7.5% until April 1, 2002 and 6% thereafter. The tenant is also assessed common area maintenance charges.

     The Myrtle Beach Motorcycle Shop and Store lease was executed on June 6, 1997 for a term of twenty years. Rent is payable at the rate of $2,200.00 per month with cost of living adjustments at the end of each five year period.

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock by (I) each person known by the Company to beneficially own more than 5% of the Common Stock, (II) each Named Officer or Director who will beneficially own any shares, and (III) all Directors and Executive Officers of the Company as a group.

                             Amount and Nature      Percentage of Common Stock
                          of Beneficial Ownership    (If all stock sold) (6)
                          -----------------------   -------------------------

Michael T. Purcell (1)           3,785,657                  22.69%
Leon Hatcher (1)                 3,785,657                  22.69%
Hal H. Bolen II (2)(3)(6)           40,000                   0.23%
John E. Martin (4)(5)(6)           492,300                   2.89%
C.W. Doyle (1)                   1,892,895                  11.11%
Rick L. Pierce (1)               3,785,657                  22.69%

All Officers and Directors(6)    9,504,209                  55.83%
(4 persons)
-----------------------------

(1) Address is 5155 N. Blackstone, Fresno, California  93710
(2) Address is Suite 430, East Tower, Guarantee Financial Center, 1322 East Shaw Avenue, Fresno, California 93710.
(3) The Company has agreed to issue 40,000 shares of its common stock to Mr. Bolen's law firm, Bolen, Fransen & Boostrom LLP in the exchange for $60,000 of legal services provided by the law firm.
(4) John E. Martin is not currently a director of the Company. He has agreed to become a director once the Company obtains certain directors and officers liability insurance. Address is 567 San Nicolas Drive, #400, Newport Beach, California 92660.
(5) For agreeing to serve as a director, the Company has agreed to issue to Mr. Martin 50,000 shares of its common stock, and to grant to Mr. Martin an option to purchase up to 500,000 shares exercisable at $2.50 per share at any time within 10 years of the date of grant. The option is only exercisable immediately with respect to 250,000 of the shares. The option becomes exercisable for an additional 125,000 shares after serving one year as a director, and for the final 125,000 shares after serving two years as a director.
(6) The Company has treated as issued and outstanding the 40,000 shares to be issued to Bolen, Fransen & Boostrom LLP, the 50,000 shares to be issued to John E. Martin and 250,000 shares covered by the option granted to Mr. Martin, which are the only option shares exercisable within the next 60 days.

Name                    Age   Position with Company
----------------------  ---   ---------------------------------
Michael T. Purcell  57   President, Chief Operating Officer, Chief
                              Financial Officer, Chief Executive Officer and
                              Director

Leon Hatcher            46    Chairman of the Board of Directors and Director

Hal H. Bolen II         47    Assistant Secretary

C.W. Doyle              62    Director

John E. Martin          53    Nominee to become a Director

      Mr. Michael T. Purcell is a co-founder of Newriders Limited and has acted in several executive positions since inception on November 8, 1994. Mr. Purcell has served as Chief Operating Officer, Chief Financial Officer, Chief Executive Officer and as a Director of the Company since its inception. He has served as President since August 1996. He served as President and Chief Executive Officer of Purcell Appling Associates, an advertising agency and marketing consulting firm, from 1987 until 1991. Since July, 1991, Mr. Purcell has been the sole proprietor of Purcell Advertising, a successor firm to Purcell Appling Associates. Mr. Purcell served as Director of Sales Development for NBC Radio in New York City and Partner in the Transtar Radio Network from 1981 to 1985. He has served as the Producer and Promotor of Harley Davidson oriented events such as the Harley Challenge and Valley Thunder Biker Bash and Blues Festival in Central California since 1992. Mr. Purcell has also served as the Coordinator and Director of the Chili Cookoff held in Central California since 1984.

     Mr. Leon Hatcher is a co-founder of Newriders Limited and has served as Chairman of the Board of Directors and as a Director since inception in November 8, 1994. Mr. Hatcher served as President from inception until August 1996. He has also served in various capacities with Easyrider Rodeos, Custom Bike, Tatoo, Show, and Apparel Outlets since 1980.

     Mr. Hal H. Bolen II has served as the Assistant Secretary of the Company since November 1996. Mr. Bolen is an attorney and has been a partner in the Fresno, California law firm of Bolen, Fransen & Boostrom LLP for more than the last 10 years. Mr. Bolen has served as Secretary and as a director in Silver Oak Land Company, a California corporation which develops senior citizen housing projects, for more than the last 5 years. He has also served as a director of Lawyers Mutual Insurance Company, a company specializing in liability insurance for lawyers, since approximately 1993.

     Mr. C.W. "Bill" Doyle has served as a Director of the Company since August 1996. Mr. Doyle is a retired attorney and airline pilot. Mr. Doyle served as the Director of TWA Flight School Operations and as a Check Pilot. As a Captain he piloted 747's on international routes. While with TWA, Mr. Doyle obtained a law degree from Seton Hall University and is a member of the New York and New Jersey Bars. Mr. Doyle was associated with the Roy Cohen Law Firm in New York City. Mr. Doyle's wife, Georgette Doyle, has over twenty years experience in the restaurant business, primarily managing two of New York City's most well known Italian Restaurants.

     In March 1997, Mr. John E. Martin agreed to serve as a director of the Company once the Company filed this Registration Statement and the Company obtained certain officers and directors liability insurance coverage which the
Company expects to obtain in July, 1997.   Mr. Martin served as President and
Chief Executive officer of Taco Bell from August 1983 until 1995. In 1995, Mr. Martin became Chairman and continued as Chief Executive Officer of Taco Bell, and he also assumed responsibility for PepsiCo's casual dining concepts. In October 1996, Mr. Martin became Chairman and Chief Executive Officer of PepsiCo Casual Dining International, a division of PepsiCo which includes California Pizza Kitchen, Chevy's Mexican Restaurants and East Side Mario's.

Additional Key Personnel
-------------------------
     Mr. Mark Burger (38), has served as a restaurant management consultant to the Company since inception. Mr. Burger has served as President of The Secret Garden in Carmel, California since August, 1994; Director of Operations of Bindel-Cavalaro Restaurants since 1991; marketing Sales Representative of Remanco International Systems since 1990; as Director of Sales of The Sardine Factory restaurant from 1984 to 1989; and Director of Purchasing for Restaurants Central from 1987 to 1989. Mr. Burger has managed various restaurants in Central California since 1973.

Item 6.  EXECUTIVE COMPENSATION.

     The following table sets forth information concerning compensation paid to the Company's Chief Executive officer as well as annual compensation of $100,000 or more paid to any executive officer or directors of the Company for services rendered in all capacities to the Company for the years ended December 31, 1994, 1995 and 1996.

                                       Year Ended
Name and Principal Position            December 31,  Salary       Bonus
-------------------------------------  -----------   ----------   ----------
Michael T. Purcell
  President, CEO, Secretary,              1996       $100,000      -0-
  Chairman of the Board of Directors      1995       $ -0-         -0-
  and Director                            1994       $ -0-         -0-

Leon S. Hatcher                           1996       $100,000      -0-
  Chairman of the Board of Directors      1995       $ -0-         -0-
                                          1994       $ -0-         -0-


     As of December 31, 1996, the Company has an obligation to Mr. Purcell in the amount of $100,000 and to Mr. Hatcher in the amount of $100,000 for compensation accrued and earned in 1996, but not yet paid.

Employment Agreements
---------------------

     The Company presently has no employment agreements with any of its executive officers or directors. An employment agreement between Mr. Michael
T. Purcell and the Company is expected to be executed soon, outlining future compensation.

Stock Option Plan
------------------

     The Company has not adopted any stock option plan at this time. However, the Company is currently in the process of investigating alternatives to providing incentives to employees and adopting an incentive stock option plan.

Retirement Plan
---------------

     The Company has not adopted any retirement plan at this time. However, the Company is investigating a variety of plans and may establish a retirement plan in the near future.

Health Insurance Plan
---------------------

     The Company is currently reviewing various health benefit plans and options to offer to its employees. Placement of coverage is planned to commence in 1997.

Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In addition to the issuance of shares of the Company's common stock to its officers, directors and founders, and the granting of an option to acquire common stock to a director as described in "Item 4. Security Ownership of Certain Beneficial Owners and Management" herein, since the Company was organized, it has entered into the following significant related party transactions:

     1. Purcell Advertising acts as the Company's advertising agency for which it receive a standard 15% commission paid by advertising vendors with which the Company advertises. Michael Purcell is the owner and sole proprietor of Purcell Advertising.

     2. Bolen, Fransen & Boostrom LLP provides legal services for the Company and charges its standard rates for such services. The Company has agreed to issue 40,000 shares of its common stock to Bolen, Fransen & Boostrom LLP for $60,000 of legal services provided to the Company by that firm. Hal
H. Bolen II is a partner in Bolen, Fransen & Boostrom LLP.

     Item 8.  DESCRIPTION OF SECURITIES.

Common Stock
-------------

     The Company has authorized 25,000,000 shares of Common Stock, $.001 par value per share, of which 16,168,000 shares of Common Stock are issued and outstanding as of December 31, 1996. All presently outstanding shares of the Company's Common Stock are validly issued, fully paid and non-assessable. The holders of Common Stock do not and will not have any preemptive or other subscription rights to subscribe for or purchase any additional securities issued by the Company, nor will they have any redemption or conversion rights.

     The holders of Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors out of funds legally available therefore. It is highly unlikely that dividends will be paid by the Company in the foreseeable future on its Common Stock.

      The holders of Common Stock are entitled to receive on liquidation of the Company a pro rata distribution of the assets of the Company, subject to rights of creditors and holders of any Preferred Stock then outstanding. At this time there is no Preferred Stock authorized, issued or outstanding.

Shares Eligible for Future Sale
--------------------------------

     The Company has 16,168,000 shares of Common Stock outstanding as of December 31, 1996. Of the 16,168,000 shares of Common Stock outstanding the Company estimates that approximately 1,081,000 are free trading and the balance are "Restricted Securities" as defined under the Securities Act of 1933 and Rule 144. In general, under Rule 144 a person who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding shares of that class of securities or the average weekly trading volume in such shares during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quality or other limitation by a person who is not an affiliate of the Company and who has satisfied a two year holding period. Any sales of a substantial amount of Common Stock in the open market, under Rule 144 or otherwise, could have a significant adverse effect on the market price of the Company's Common Stock.


























---------------------------------------------------------------------------
                             PART II
--------------------------------------------------------------------------

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market Information
--------------------

     The Common Stock of the Company is traded in the over-the-counter market and quoted on the NASD Bulletin Board under the ticker symbol "NWRD". The shares were first quoted on the Bulletin Board in April 1996. The shares are thinly traded and a very limited market presently exists for the shares. The following table sets forth, for the respective periods indicated, the prices of the Company's Common Stock in the over-the-counter market, based on inter-dealer bid prices, without retail mark-up, mark-down or commissions and may not necessarily reflect actual transactions. The quotations have been provided by market makers in the Company's Common Stock and/or the National Quotation Bureau.

Quarter Ended                   High Bid           Low Bid
-------------------------   -----------------   -----------------
June 30, 1996                  $5.25                $5.25
September 30, 1996             $5.75                $1.00
December 31, 1996              $2.50                $1.00
March 31, 1997                 $8.563               $1.00

As of April 11, 1997 there were approximately 203 stockholders of record.

Dividend Information
--------------------

      The Company has not paid any dividends in the past. The Company currently intends to retain all earnings to finance the development and expansion of its operations and does not anticipate paying cash dividends or making any other distributions on its shares of Common Stock in the foreseeable future. The Company's future dividend policy will be determined by its Board of Directors on the basis of various factors, including the Company's results of operations, financial condition, business opportunities and capital requirements.

     Under Nevada state corporate law, no dividends may be paid if, after giving effect to the dividends: (a) the Company would not be able to pay its debts as they become due in the usual course of business; or (b) except as otherwise specifically allowed by the Company's Articles of Incorporation, the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the dividend.

Item 2.  LEGAL PROCEEDINGS.

     The Company is not a party to any material pending legal proceedings. The Company's property is not subject to any material pending legal proceedings. To the best of the Company's knowledge, no governmental authority or other party has threatened or is contemplating the filing of any material legal proceedings against the Company.

Item 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     During the Company's two most recent fiscal years or any later interim period, the Company and its subsidiary have not had a principal independent accountant or an independent accountant on whom the principal independent accountant expressed reliance in its report, resign, decline to stand for re-election, or be dismissed.

Item 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Company sold securities which were not registered under the Securities Act of 1933, as amended, as follows:

                                  Number of Shares
Name                        Date  Of Common Stock   Total Consideration
-----------------------   ------- ----------------  -------------------
Consolidated Equity
   Parters, Inc.          4/23/96  2,500,000        $ ______
Michael T. Purcell        7/03/96  3,205,400        Stock in Newriders Limited
Leon Hatcher              7/03/96  3,114,100        Stock in Newriders Limited
Rick L. Pierce            7/03/96  3,114,100        Stock in Newriders Limited
C. W. Doyle               7/03/96  1,566,400        Stock in Newriders Limited
Jess and Luann Borrego    7/28/96      4,800        $ 12,000
OTRA VEZ, INC.            6/29/96      4,000        $ 10,000
Barry M. Stratton         8/07/96      1,000        $  2,500
Thomas D. McPherson       8/30/96      1,000        $  2,500
Dean P. Hahn              6/25/96      3,000        $  7,500
Robert Haag               8/09/96      2,000        $  5,000
Frank/Jennie Martinez     6/25/96      1,000        $  2,500
Douglas/Carol Johnson     6/25/96      1,000        $  2,500
David/Eileen Erickson     8/30/96      2,000        $  5,000
Consolidated Equity
    Partners, Inc.        6/28/96     67,200        $168,000
First Source of Nevada    1/17/97     80,000          Note 1
Doug Ames                10/20/96     50,000          Note 2
Chester McGloughlin      10/20/96     50,000          Note 2
ABS Worldwide, Inc.      12/16/96    400,000          Note 3
John Martin               5/19/97    192,300        $250,000
William R. Nordstrom      5/19/97    192,300        $250,000
Kevin Gabbert             5/29/97     50,000          Services
-----------------------------------------------------------------------------
Note 1.  $160,000 of payroll.
Note 2.  For promotional activity valued at $800,000.
Note 3.  $1,000,000 worth of advertising, goods and services.

     With respect to the sales made, the Company relied on Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the shares. The securities were offered to the persons named above, who received disclosure information concerning the Company and who had access to information concerning the Company either by virtue of their relationship with the Company, or the opportunity to make investigation and inquiry provided to each of the investors, including their purchaser representative where applicable, by the Company and its officers and directors. The securities were offered for investment purposes only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted by the Registrant.

     No underwriters were involved in any of the sales, and no underwriting discounts or commissions were paid by the Company.

Item 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The only statutes, charter provisions, by-laws, contracts or other arrangements under which any controlling person, director or officer of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such, are as follows:
    A. Sections 78.037, 78.751 and 78.752 of the Nevada Revised Statutes offer limitation of liability protection for officers and directors and/or indemnification protection of officers, directors, employees and agents of the Company, and provide as follows:

78.751.  Articles of incorporation:  Optional provisions.

     The articles of incorporation may also contain:

     1. A provision eliminating or limiting the personal liability of a director officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for:

          (a) Acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

          (b)     The payment of distributions in violation of NRS 78.300.

     2. Any provision, not contrary to the laws of this state, for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting or regulating the powers of the corporation or the rights, powers or duties of the directors, and the stockholders, or any class of the stockholders, or the holders of bonds or other obligations of the corporation, or governing the distribution or division of the profits of the corporation.

78.751. Indemnification of officers, directors, employees and agents; advancement of expenses.

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which is reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

      2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

          a.     By the stockholders;
          b. By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;
          c. If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or
          d. If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

      5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

          a. Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

            b. Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

78.752. Insurance and other financial arrangements against liability of directors, officers, employees and agents.

     1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

     2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

            a.    The creation of a trust fund.
            b.    The establishment of a program of self-insurance.
            c. The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
            d.    The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

      3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

      4.      In the absence of fraud:

          a. The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and
          b.     The insurance or other financial arrangement:
                 (1)     Is not void or voidable; and
                 (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

     5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

     B. The TWELFTH article of the Company's Articles of Incorporation limits the liability exposure of officers and directors of the Company for damages. It provides as follows:

     TWELFTH. No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of officer of the Corporation or acts of omissions prior to such repeal or modification.

     C. Article VI of the Company's By-Laws provides for the following indemnification protections:

                            ARTICLE VI
            INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Except as hereinafter stated otherwise, the Corporation shall indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, and each of them including but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of this Corporation.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

























--------------------------------------------------------------------------
                 PART F/S - FINANCIAL STATEMENTS
--------------------------------------------------------------------------

       [Letterhead of Jones Jensen & Company appears here]





                   INDEPENDENT AUDITORS' REPORT
                  -----------------------------


To the Board of Directors
Newriders, Inc. and Subsidiary
Fresno, California

We have audited the accompanying consolidated balance sheet of Newriders, Inc. and subsidiary as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1996 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Newriders, Inc. and subsidiary as of December 31, 1996, and the consolidated results of their operations and their cash flows for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has incurred losses from its inception and does not have an established source of revenues sufficient to cover its operating costs which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Jones, Jensen & Company
June 3, 1997


    50 So Main Street, Suite 1450, Salt Lake City, Utah 84144
        Telephone (801) 328-4408, Facsimile (801) 328-4461
PAGE

                  NEWRIDERS, INC. AND SUBSIDIARY

                CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996







































                         C O N T E N T S


Independent Auditors' Report........................ 3

Consolidated Balance Sheet ......................... 4

Consolidated Statements of Operations .............. 6

Consolidated Statements of Stockholders' Equity .... 7

Consolidated Statements of Cash Flows .............. 8

Notes to the Consolidated Financial Statements .... 10

                  NEWRIDERS, INC. AND SUBSIDIARY
                    Consolidated Balance Sheet


                                 ASSETS
                                 ------

                                                  December 31,
                                                      1996
                                                  ------------
CURRENT ASSETS

  Cash and cash equivalents                       $     20,047
  Inventory (Note 5)                                   584,890
  Prepaid expenses                                       2,035
                                                  -------------
     Total Current Assets                              606,972
                                                  -------------

PROPERTY AND EQUIPMENT - Net (Note 3)                1,324,222
                                                  -------------
OTHER ASSETS

  Deferred charges - net (Note 6)                      227,494
  Deposits                                              16,378
                                                  -------------
     Total Other Assets                                243,872
                                                  -------------
     TOTAL ASSETS                                 $  2,175,066
                                                  =============




























       The accompanying notes are an integral part of these
                consolidated financial statements.
                  NEWRIDERS, INC. AND SUBSIDIARY
              Consolidated Balance Sheet (Continued)


               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------

                                                  December 31,
                                                     1996
                                                  ----------------

CURRENT LIABILITIES

  Accounts payable                                $       154,975
  Accrued expenses                                         25,010
  Current obligation under capital lease (Note 7)          27,723
                                                  ----------------
     Total Current Liabilities                            207,708
                                                  ----------------
OBLIGATION UNDER CAPITAL LEASE,
    Less Current Obligation (Note 7)                       31,566
                                                  ----------------
STOCKHOLDERS' EQUITY

  Common stock; 25,000,000 shares authorized
  of $0.001 par value; 16,326,000 shares issued
  and outstanding                                          16,326
  Additional paid-in capital                            3,991,608
  Common stock subscription receivable (Note 8)        (1,000,000)
  Accumulated deficit                                  (1,072,142)
                                                  ----------------
     Total Stockholders' Equity                         1,935,792
                                                  ----------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $     2,175,066
                                                  ================























       The accompanying notes are an integral part of these
                consolidated financial statements.
                  NEWRIDERS, INC. AND SUBSIDIARY
              Consolidated Statements of Operations


                                                    For the Years Ended
                                                        December 31,
                                                1996                 1995
                                          -----------------  -----------------
SALES                                     $      1,161,520   $        250,818

COST OF SALES                                      532,487            189,344
                                          -----------------  -----------------
GROSS MARGIN                                       629,033             61,474
                                          -----------------  -----------------
EXPENSES

  Selling, general and administrative            1,520,271             87,731
  Depreciation and amortization                    129,277              9,884
                                          -----------------  -----------------
     Total Expenses                              1,649,548             97,615
                                          -----------------  -----------------
     Loss from Operations                       (1,020,515)           (36,141)
                                          -----------------  -----------------
OTHER INCOME (EXPENSE)

  Interest income                                       36                239
  Other income                                       3,613                 -
  Interest expense                                 (18,365)                -
  Bad debt expense                                  (1,009)                -
                                          -----------------  -----------------
     Total Other Income (Expense)                  (15,725)               239
                                          -----------------  -----------------
NET LOSS                                  $     (1,036,240)  $        (35,902)
                                          ================= ==================
NET LOSS PER SHARE                        $          (0.07)  $            NIL
                                          ================= ==================
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                             15,770,351         11,000,000
                                          ================= ==================



















         The accompanying notes are an integral part of these consolidated financial statements.

                    NEWRIDERS, INC. AND SUBSIDIARY
            Consolidated Statements of Stockholders' Equity


                                                                              Common
                                     Common Stock            Additional       Stock
                                 ------------------------     Paid-in       Subscription    Accumulated
                                  Shares       Amount         Capital         Receivable    Deficit
                                 ------------ ----------- ---------------  ---------------  -------------
Balance,
 December 31, 1994                    -       $   -        $       -       $       -         $     -

Common stock issued
 for cash at approximately
 $0.03 per share                  11,000,000      11,000         289,000           -               -

Capital contributed by
 shareholders                         -            -             466,756           -               -

Net loss for the year
 ended December 31, 1995              -            -               -               -             (35,902)
                                 ------------ -----------  --------------  ---------------   ------------
Balance,
 December 31, 1995                11,000,000      11,000         755,756           -             (35,902)

Issuance of common
 stock to acquire New
 Riders Limited (Note 1)           4,581,000       4,581          58,110           -                -

Common stock issued
 through private placement
 at $2.50 per share                   87,000          87         217,413           -                -

Common stock issued
 for debt at and average
 of $1.36 per share                  158,000         158         214,749           -                -

Common stock subscription
 for future goods and services       400,000         400         999,600       (1,000,000)          -

Common stock issued
 for services                        100,000         100         249,900           -                -

Capital contributed by
 shareholders                           -             -        1,496,080           -                -

Net loss for the period
 ended December 31, 1996                -             -             -              -          (1,036,240)
                               --------------- ------------ -------------  ----------------  ------------
Balance,
 December 31, 1996                16,326,000   $    16,326  $  3,991,608   $   (1,000,000)   $(1,072,142)
                    =============== ============= ============= ================  =============















The accompanying notes are an integral part of these consolidated financial statements.


                  NEWRIDERS, INC. AND SUBSIDIARY
              Consolidated Statements of Cash Flows


                                              For the Years Ended
                                                  December 31,
                                         ----------------------------------
                                             1996               1995
                                         ----------------  ----------------

CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                               $    (1,036,240)  $       (35,902)
  Adjustments to reconcile net loss
   to net cash used by operating
   activities:
  Common stock issued for services               300,000               -
  Depreciation and amortization                  129,277             9,884
  Changes in operating assets and
    liabilities:
  (Increase) decrease in accounts receivable       1,009            (1,009)
  (Increase) decrease in inventory              (258,822)         (326,068)
  (Increase) decrease in deferred charges       (189,810)          (95,933)
  (Increase) decrease in prepaid expenses         (2,035)              -
  (Increase) decrease in deposits                  3,214           (19,592)
   Increase (decrease) in accounts
     payable and accrued expenses                177,428             2,557
                                           --------------  ----------------

     Net Cash Used by Operating Activities      (875,979)         (466,063)
                                           --------------  ----------------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of fixed assets                      (567,585)         (214,352)
                                           --------------  ----------------
     Net Cash Used by Investing Activities      (567,585)         (214,352)
                                           --------------  ----------------
CASH FLOWS FROM FINANCING ACTIVITIES

  Proceeds from capital lease obligation          74,264                -
  Cash contributions to capital                1,116,429           435,833
  Common stock issued for cash                   217,500           300,000
                                           --------------  ----------------
    Net Cash Provided by Financing Activities  1,408,193           735,833
                                           --------------  ----------------
NET INCREASE (DECREASE) IN CASH                  (35,371)           55,418

CASH AT BEGINNING OF YEAR                         55,418               -
                                           --------------  ----------------
CASH AT END OF YEAR                        $      20,047   $        55,418
                                           ============== =================





       The accompanying notes are an integral part of these
                consolidated financial statements.
                  NEWRIDERS, INC. AND SUBSIDIARY
        Consolidated Statements of Cash Flows (Continued)


                                                 For the Years Ended
                                                    December 31,
                                            ----------------------------------
                                                 1996                   1995
                                            ----------------  ----------------
SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR:

  Interest                                   $        18,365   $          -
  Income taxes                               $            -    $          -

NON CASH FINANCING ACTIVITIES:

  Common stock issued in settlement of debt  $       214,907   $          -

  Common stock issued for services           $       250,000   $          -

  Capital contributions of fixed assets      $       442,342   $          -

  Capital contributions of inventory         $            -    $       30,923
































      The accompanying notes are an integral part of these consolidated financial statements.

                  NEWRIDERS, INC. AND SUBSIDIARY
          Notes to the Consolidated Financial Statements
                        December 31, 1996


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Newriders, Inc. (the Company) was incorporated under the laws of the State of Nevada on July 15, 1995 as American Furniture Wholesale, Inc. The Company was originally organized to engage in activities in the furniture business. On June 28, 1996 the Company changed its name to Newriders, Inc.

On June 28, 1996 the Company acquired all of the outstanding common stock of New Riders Limited (the Subsidiary) for 13,250,000 shares of the Company's common stock. Of the common shares issued, 11,000,000 were new issues and 2,250,000 were concurrently reacquired from an existing shareholder and reissued as part of the acquisition. The acquisition of the Subsidiary was recorded as a recapitalization of the Subsidiary, whereby the acquired company is treated as the surviving entity for accounting purposes. The Subsidiary was formed on November 8, 1994 in the State of California and is engaged in the restaurant and retail motorcycle business.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

b. Net Loss Per Share

The computation of net loss per share of common stock is based on the weighted average number of common shares outstanding during each period presented.

c. Provision for Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (FAS 109). Under FAS 109 the asset and liability method is used in calculating deferred income taxes.

At December 31, 1996, the Company has net operating loss carryforwards of approximately $1,072,000 that may be offset against future taxable income through 2011. No tax benefit has been reported in the consolidated financial statements. Because of the Company's history of operating losses, the Company believes there is a 50% or greater likelihood the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards have been offset by a valuation allowance of the same amount. Utilization of the carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of loss carryforwards before utilization.

d. Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.






                  NEWRIDERS, INC. AND SUBSIDIARY
    Notes to the Consolidated Financial Statements (Continued)
                        December 31, 1996


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e. Principles of Consolidation

The consolidated financial statements include those of Newriders, Inc. and New Riders Limited. All significant intercompany accounts and transactions have been eliminated.

f. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. Inventory

Inventory is valued at the lower of cost (computed on a first-in, first-out basis) or market.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives of 5 to 20 years.

Property and equipment consists of the following:
                                                          December 31,
                                                              1996
                                                         -----------------

    Display motorcycles                                  $      55,500
    Vehicles                                                   337,243
    Computer equipment                                           9,580
    Kitchen equipment                                           57,037
    Shop equipment                                               6,077
    Furniture and fixtures                                      38,079
    Assets under capital lease                                  74,264
    Leasehold improvements                                     850,246
                                                         -----------------
                                                             1,428,026
          Less: accumulated depreciation                      (103,804)
                                                         -----------------
          Net Property and Equipment                     $   1,324,222
                                                         =================

Depreciation is computed using the straight-line method over the assets expected useful lives. Depreciation for the years ended December 31, 1996 and 1995 was $96,837 and $6,967, respectively.




                  NEWRIDERS, INC. AND SUBSIDIARY
    Notes to the Consolidated Financial Statements (Continued)
                        December 31, 1996


NOTE 4 - GOING CONCERN

The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through December 31, 1996. The Company does not have an established source of revenues sufficient to cover its operating costs which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is the intent of the Company to seek additional financing through offerings of its common stock and other debt and equity financing in order to expand its operations (see note 10).

NOTE 5 - INVENTORY

Inventory consists of the following:
                                                       December 31,
                                                          1996
                                                     -----------------

     Food                                            $           3,300
     Motorcycles and parts                                     407,243
     Apparel                                                   174,347
                                                     -----------------
                                                     $         584,890
                                                     =================

NOTE 6 - DEFERRED CHARGES

Deferred charges consist of the following:
                                                        December 31,
                                                            1996
                                                     ------------------
     Franchise fees                                   $         75,000
     Organization costs                                        171,426
     Liquor license                                             16,425
                                                     ------------------
                                                               262,851
     Less: accumulated amortization                            (35,357)

                                                      $        227,494
                                                      =================

Deferred charges are amortized using the straight-line method over five years. Amortization expense for the years ended December 31, 1996 and 1995 was $32,440 and $2,917, respectively.








                  NEWRIDERS, INC. AND SUBSIDIARY
    Notes to the Consolidated Financial Statements (Continued)
                        December 31, 1996


NOTE 7 -LEASE COMMITMENTS

Shop Lease - The Company leases its motorcycle shop facility under an operating lease. The lease agreement expires July 31, 2005, with two five year options to renew. Lease expense for the year ended December 31, 1996 was $4,019 per month, and will continue as such until August 1, 1997 when the rent shall increase 4% per year. An additional $659 per month is due to the lessor for common area maintenance charges. These charges are redetermined every year, and include real estate taxes and liability insurance.

Cafe Lease - The Company leases its cafe facility under an operating lease. The lease agreement expires July 31, 2015. Lease expense is $7,000 per month for the period ended December 31, 1996. This lease calls for the payment of real estate taxes, common area maintenance and liability insurance in addition to monthly rent charges. Monthly rent will increase to $8,550 on June 1, 2000, $9,760 on June 1, 2005 and $11,145 on June 1, 2010.

Total rent expense for the years ended December 31, 1996 and 1995 was $89,682 and $53,431, respectively.

Employee Lease - The Company has entered into two agreements by which it leases its employees from a human resources company. The lease agreements have been renewed and will expire on November 1, 1997. One lease calls for the payment of a monthly administrative fee of $1,920 in addition to all wages, medical and workers' compensation coverage, 401K plan, applicable payroll taxes and other administration costs. A second agreement calls for a monthly fee of $160 in addition to those other costs previously listed.

Capital Lease Obligation - In January, 1996, the Company entered into an agreement to lease computer hardware and software having a cost of $74,264 to be used in its Fresno, California cafe. The term of the lease is 36 months and calls for monthly payments of $2,695. This is a capital lease with the cost of the assets capitalized as property and equipment (see Note 3) and the related liability reflected as an obligation under capital lease in the accompanying consolidated financial statements. Maturities of the obligation under capital lease are as follows: 1997 $27,723, 1998 $28,911, 1999 $2,655.

NOTE 8 - COMMON STOCK SUBSCRIPTION

In November 1996, the Company entered into an agreement with a barter service to issue 400,000 shares of common stock in exchange for $1,000,000 of barter advertising and other services and merchandise. As of December 31, 1996, the Company had not utilized any of the barter services or merchandise. This amount has been reflected as a reduction of stockholders' equity in the accompanying consolidated financial statements.

NOTE 9 - NONMONETARY TRANSACTIONS

During the year ended December 31, 1996, the Company entered into various transactions whereby certain leasehold improvements totaling approximately $175,000 were acquired in exchange for motorcycles, parts and related servicing. The fair value of the leasehold improvements received in the transactions approximated the cost of the related inventory and servicing exchanged.
                  NEWRIDERS, INC. AND SUBSIDIARY
    Notes to the Consolidated Financial Statements (Continued)
                        December 31, 1996


NOTE 10 - SUBSEQUENT EVENTS

In May 1997, the Company opened a new cafe location in Myrtle Beach, South Carolina with the intention of opening a motorcycle retail and repair facility at the same location in the near future. The Company has entered into a ten year lease agreement in conjunction with those new facilities and has also acquired and leased certain operating equipment used at this new location.
The Company has invested approximately $1,000,000 in this operation financed primarily by additional shareholder capital contributions including $500,000 advanced from unrelated parties which will be converted to debt or equity financing as yet to be determined.













































       [Letterhead of Jones Jensen & Company appears here]






                   INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Newriders, Inc. and Subsidiary
Fresno, California

The accompanying consolidated balance sheet of Newriders, Inc. and Subsidiary as of March 31, 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for the three months ended March 31, 1997 and 1996 were not audited by us and, accordingly, we do not express an opinion on them. The accompanying consolidated balance sheet of Newriders, Inc. and subsidiary as of December 31, 1996 was audited by us and we expressed an unqualified opinion on it in our report dated June 3, 1997.




Jones, Jensen & Company
June 24, 1997






























    50 So Main Street, Suite 1450, Salt Lake City, Utah 84144
        Telephone (801) 328-4408, Facsimile (801) 328-4461

                  NEWRIDERS, INC. AND SUBSIDIARY

                CONSOLIDATED FINANCIAL STATEMENTS

               March 31, 1997 and December 31, 1996










































                         C O N T E N T S


Independent Auditors' Report ......................... 3

Consolidated Balance Sheet ........................... 4

Consolidated Statements of Operations ................ 6

Consolidated Statements of Stockholders' Equity ...... 7

Consolidated Statements of Cash Flows ................ 8

Notes to the Consolidated Financial Statements ...... 10












































                  NEWRIDERS, INC. AND SUBSIDIARY
                   Consolidated Balance Sheets


                              ASSETS
                          -------------

                                           March 31,          December 31,

                                            1997                1996
                                       -----------------  -------------------
                                         (unaudited)
CURRENT ASSETS

  Cash and cash equivalents            $         33,931   $           20,047
  Inventory                                     589,391              584,890
  Prepaid expenses                                   -                 2,035
                                       -----------------  --------------------
     Total Current Assets                       623,322              606,972
                                       -----------------  --------------------
PROPERTY AND EQUIPMENT - Net                  1,723,385            1,324,222
                                       -----------------  --------------------
OTHER ASSETS

  Deferred charges - net                        219,384              227,494
  Deposits                                       16,378               16,378
                                       -----------------  -------------------
     Total Other Assets                         235,762              243,872
                                       -----------------  -------------------

     TOTAL ASSETS                      $      2,582,469   $        2,175,066
                                       ================= ====================


























      The accompanying notes are an integral part of these consolidated financial statements.

                  NEWRIDERS, INC. AND SUBSIDIARY
             Consolidated Balance Sheets (Continued)


               LIABILITIES AND STOCKHOLDERS' EQUITY
              -------------------------------------
                                            March 31,            December 31,
                                              1997                   1996
                                     -------------------- --------------------
                                          (Unaudited)
CURRENT LIABILITIES

  Accounts payable                   $           210,614   $          154,975
  Accrued expenses                                22,351               25,010
  Current obligation under capital lease          27,723               27,723
                                     --------------------  -------------------
     Total Current Liabilities                   260,688              207,708
                                     --------------------  -------------------
OBLIGATION UNDER CAPITAL LEASE,
 Less Current Obligation                          28,870               31,566
                                     --------------------  -------------------
STOCKHOLDERS' EQUITY

  Common stock; 25,000,000 shares
   authorized of $0.001 par value;
   16,326,000 shares issued and
   outstanding                                    16,326               16,326
  Additional paid-in capital                   4,515,264            3,991,608
  Common stock subscription receivable          (859,007)          (1,000,000)
  Accumulated deficit                         (1,379,672)          (1,072,142)
                                      -------------------  -------------------
    Total Stockholders' Equity                2,292,911             1,935,792
                                      -------------------  -------------------

    TOTAL LIABILITIES AND STOCKHOLDERS'
    EQUITY                            $       2,582,469    $        2,175,066
                                      ===================  ==================





















      The accompanying notes are an integral part of these consolidated financial statements.


                  NEWRIDERS, INC. AND SUBSIDIARY
              Consolidated Statements of Operations


                                              For the Three Months Ended
                                                      March 31,
                                         -----------------------------------
                                               1997                 1996
                                         -----------------  -----------------
                                            (unaudited)        (unaudited)

SALES                                    $       455,225   $          -

COST OF SALES                                    239,476              -
                                          ----------------  ------------------
GROSS MARGIN                                     215,749              -
                                          ----------------  ------------------
EXPENSES

  Selling, general and administrative            488,191             27,504
  Depreciation and amortization                   32,319              4,940
                                          ----------------  ------------------
     Total Expenses                              520,510            (32,444)
                                          ----------------  ------------------
     Loss from Operations                       (304,761)           (32,444)
                                          ----------------  ------------------
OTHER INCOME (EXPENSE)

  Interest income                                      2                -
  Other income                                        54                -
  Interest expense                                (2,825)               -
  Bad debt expense                                    -                 -
                                          -----------------  -----------------
    Total Other Income (Expense)                  (2,769)               -
                                          ----------------- ------------------
NET LOSS                                  $      (307,530)  $       (32,444)
                                          ================= ==================
NET LOSS PER SHARE                        $         (0.02)  $           NIL
                                          ================= ==================
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                            16,326,000         11,000,000
                                          ================= ==================













The accompanying notes are an integral part of these consolidated financial statements.


                  NEWRIDERS, INC. AND SUBSIDIARY
         Consolidated Statements of Stockholders' Equity

                                                                              Common
                                     Common Stock            Additional       Stock
                                 ------------------------     Paid-in       Subscription      Accumulated
                                  Shares       Amount         Capital         Receivable         Deficit
                                 ------------ ----------- ---------------  ---------------  -------------
Balance,
 December 31, 1995                11,000,000      11,000         755,756           -             (35,902)

Issuance of common
 stock to acquire New
 Riders Limited                    4,581,000       4,581          58,110           -                -

Common stock issued
 through private placement
 at $2.50 per share                   87,000          87         217,413           -                -

Common stock issued
 for debt at and average
 of $1.36 per share                  158,000         158         214,749           -                -

Common stock subscription
 for future goods and services       400,000         400         999,600       (1,000,000)          -

Common stock issued
 for services                        100,000         100         249,900           -                -

Capital contributed by
 shareholders                           -             -        1,496,080           -                -

Net loss for the period
 ended December 31, 1996                -             -             -              -          (1,036,240)
                               --------------- ------------ -------------  ----------------  ------------
Balance,
 December 31, 1996                16,326,000      16,326       3,991,608       (1,000,000)    (1,072,142)

Services rendered in
 satisfaction of common
 stock subscription receivable
 (Unaudited)                            -             -             -             140,993           -

Capital contributions by
 shareholders (Unaudited)               -             -          523,656           -                -

Net loss for the three months
 ended March 31, 1997 (Unaudited)       -             -              -             -            (307,530)
                               --------------- ------------- ------------- ----------------- ------------
Balance, March 31, 1997
 (Unaudited)                      16,326,000   $  16,326     $ 4,515,264   $     (859,007)   $(1,379,672)
                               ============== ============= ============= ================= =============














The accompanying notes are an integral part of these consolidated financial statements.


                  NEWRIDERS, INC. AND SUBSIDIARY
              Consolidated Statements of Cash Flows

                                               For the Three Months Ended
                                                       March 31,
                                          -----------------------------------
                                              1997               1996
                                          -----------------  ---------------
                                            (Unaudited)        (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                $       (307,530)  $      (32,444)
  Adjustments to reconcile net loss to
   net cash used by operating activities:
  Common stock issued for services                 140,993               -
  Depreciation and amortization                     32,319            4,940
  Changes in operating assets and liabilities:
  (Increase) decrease in accounts receivable           -              1,009
  (Increase) decrease in inventory                  (4,501)         (19,421)
  (Increase) decrease in deferred charges              -            (25,000)
  (Increase) decrease in prepaid expenses            2,035            4,131
  (Increase) decrease in deposits                      -              3,214
   Increase (decrease) in accounts
    payable and accrued expenses                    52,980            5,176
                                          ------------------  --------------
     Net Cash Used by Operating Activities         (83,704)         (58,395)
                                          ------------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of fixed assets                        (423,372)        (207,347)
                                          -----------------  ----------------
     Net Cash Used by Investing Activities        (423,372)        (207,347)
                                          -----------------  ---------------
CASH FLOWS FROM FINANCING ACTIVITIES

  Payments on capital lease obligation              (2,696)          70,802
  Cash contributions to capital                    523,656          169,069
                                          -----------------  ----------------
    Net Cash Provided by Financing
           Activities                              520,960          239,871
                                          ------------------  ---------------
NET INCREASE (DECREASE) IN CASH                     13,884          (25,871)

CASH AT BEGINNING OF PERIOD                         20,047           55,418
                                          ------------------  ---------------
CASH AT END OF PERIOD                     $         33,931   $       29,547
                                          ================== ================










       The accompanying notes are an integral part of these
                consolidated financial statements.
                  NEWRIDERS, INC. AND SUBSIDIARY
        Consolidated Statements of Cash Flows (Continued)


                                              For the Three Months Ended
                                                       March 31,
                                        -------------------------------------
                                              1997                 1996
                                        -------------------  ---------------
                                          (unaudited)          (unaudited)
SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR:

  Interest                              $            2,825    $          -
  Income taxes                          $               -     $          -

NON CASH FINANCING ACTIVITIES:

  Common stock issued for services      $          140,993    $          -




































       The accompanying notes are an integral part of these consolidated financial statements.

                  NEWRIDERS, INC. AND SUBSIDIARY
      Notes to Unaudited Consolidated Financial Statements
         March 31, 1997 (Unaudited) and December 31, 1996


NOTE 1 -CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 1997 and for all periods presented have been made.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with general accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1996 audited consolidated financial statements. The results of operations for the periods ended March 31, 1997 and 1996 are not necessarily indicative of the operating results for the full year.

NOTE 2 -SUBSEQUENT EVENTS

In May 1997, the Company opened a new cafe location in Myrtle Beach, South Carolina with the intention of opening a motorcycle retail and repair facility at the same location in the near future. The Company has entered into a ten year lease agreement in conjunction with those new facilities and has also acquired and leased certain operating equipment used at this new location.
The Company has invested approximately $1,000,000 in this operation financed primarily by additional shareholder capital contributions including $500,000 advanced from unrelated parties which will be converted to debt or equity financing as yet to be determined.




























 -------------------------------------------------------------------------
                             PART III
------------------------------------------------------------------------

Item 1.  INDEX TO EXHIBITS.

   Exhibit No.    Description of Exhibit
   ----------     -----------------------------------
     2.1           Articles of Incorporation
     2.2           Amendment to Articles of Incorporation, dated June 28, 1996
     2.3           By-Laws
     6.1           Franchise Agreement with Easyriders Franchising, Inc.
     8.1           Plan of Reorganization
    10.1           Consent of Jones, Jensen & Company


Item 2.  DESCRIPTION OF EXHIBITS.

   Exhibit No.    Description of  Exhibit                    Page No.
   ----------     -----------------------------------       --------

     2.1          Articles of Incorporation                 _______
     2.2          Amendment to Articles of Incorporation
                     dated June 28, 1996                    _______
     2.3          By-Laws                                   _______
     6.1          Franchise Agreement with
                     Easyriders Franchising, Inc.           _______
     8.1          Plan of Reorganization
    10.1          Consent of Jones, Jensen & Company        _______



                            SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NEWRIDERS, INC.



Date: June 27  1997                  By: /s/ Michael T. Purcell
                                          ---------------------------
                                             Michael T. Purcell,
                                             President and CEO